UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Photronics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

719405102

(CUSIP Number)

March 13, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-l(b)
☒  Rule 13d-l(c)
☐  Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719405102	Schedule 13G

1	NAME OF REPORTING PERSON Norbel Inversiones, S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,123,800
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,123,800
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,123,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Based on 62,474,604 shares of the Issuer's common stock outstanding as of March 2, 2023 as reported in the Issuer's Annual Report on Form 10-Q filed with the Securities and Exchange Commission on March 9, 2023.

Item l(a). Name of lssuer:

Photronics, Inc. (the “Issuer”)

Item l(b). Address of lssuer’s Principal Executive Offices:

15 Secor Road, Brookfield, CT 06804

Item 2(a). Name of Person Filing:

Norbel Inversiones, S.L. (the “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

Calle de Julian Camarillo 35

Madrid 28037, Spain

Item 2(c). Citizenship:

Spain

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

719405102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Person is the record holder of such shares of Common Stock. Norbel Inversiones, S.L. is equally owned by Juan López-Belmonte Encina, Iván López-Belmonte Encina and Javier López-Belmonte Encina, each of whom is a member of its Board of Directors. Each director has one vote, and the approval of a majority of the three directors is required to approve an action of Norbel Inversiones, S.L. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the case with regard to Norbel Inversiones, S.L., the Reporting Person. Based upon the foregoing analysis, no individual director or shareholder of Norbel Inversiones, S.L. exercises voting or dispositive control over any of the securities held by Norbel Inversiones, S.L., even those in which such director or shareholder holds a pecuniary interest. Accordingly, none of them is deemed to have or share beneficial ownership of such shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2023

Norbel Inversiones, S.L.

By:	/s/ Javier López-Belmonte
Name:	Javier López-Belmonte
Title:	Authorized Signatory

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